Filed by Alamos Gold Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Aurizon Mines Ltd.
Commission File Number: 333-186004
Date: January 22, 2013

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless stated otherwise.

Alamos Gold Mails Offer to Aurizon Shareholders

Toronto, Ontario (January 21, 2013) – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) announced today that it has mailed its formal offer and take-over bid circular (the “Circular”) and related documents with respect to Alamos’ offer (the “Offer”) to acquire all of the outstanding common shares (the “Aurizon Shares”) of Aurizon Mines Ltd. (“Aurizon”) to Aurizon shareholders.

Under the Offer, Alamos would acquire all of the outstanding Aurizon Shares for consideration value of C$4.65 per Aurizon Share. Each Aurizon shareholder can elect to receive consideration per Aurizon Share of either C$4.65 in cash or 0.2801 of a common share of Alamos (“Alamos Shares”), subject, in each case, to pro-ration based on a maximum cash consideration of C$305,000,000 and a maximum number of Alamos Shares issued of 23,500,000.

The Offer reflects a premium of approximately 40% based on the closing price of C$3.33 for the Aurizon Shares on the Toronto Stock Exchange (the “TSX”) on January 9, 2013, and a premium of approximately 37% based on the volume-weighted average price of the Aurizon Shares on the TSX for the 20 trading days ended January 9, 2013.

The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on Tuesday, February 19, 2013, unless extended or withdrawn. The Offer is subject to certain conditions, including, among other things, (i) there being validly deposited under the Offer such number of Aurizon Shares which, together with Aurizon Shares directly or indirectly owned by Alamos and its affiliates, constitutes at least 66 2/3% of the total outstanding Aurizon Shares (calculated on a fully diluted basis), (ii) Aurizon shall not have adopted a shareholder rights plan, subject to certain limited exceptions, (iii) no material adverse changes, (iv) receipt of all necessary governmental or regulatory approvals and (v) other customary unsolicited offer conditions. Full details of the Offer are included in the Circular.

About the Offer

Alamos announced the Offer on January 14, 2013. Alamos filed the Circular and related documents with the securities regulatory authorities in Canada and the United States on January 14, 2013. Aurizon shareholders are advised to read the Circular as it contains important information, including the terms and conditions of the Offer and the procedures for depositing shares. Additional information about the Offer or copies of the Circular may be obtained free of charge from shareholders’ investment advisers, from Dundee Capital Markets, who is acting as Alamos’ dealer manager, Kingsdale Shareholder Services Inc. at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America), who is acting as Alamos’ depositary and information agent, or by directing a request to the Investor Relations department of Alamos at 416-368-9932 (ext. 401).

TRADING SYMBOL: TSX:AGI

On January 14, 2013, Alamos filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 and a Tender Offer Statement on Schedule TO each of which includes the Circular. Alamos encourages shareholders of Aurizon to read the full details of the Offer set forth in the Circular, which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how Aurizon shareholders can tender their Aurizon Shares to the Offer. Investors may also obtain a free copy of the Circular and other disclosure documents filed by Alamos from the System for Electronic Document Analysis and Retrieval at www.sedar.com and from the SEC’s website at www.sec.gov.

This News Release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Aurizon or Alamos.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $350 million in cash and short-term investments, is debt-free, and unhedged to the price of gold. As of January 21, 2013, Alamos had 127,455,786 common shares outstanding (132,116,086 shares fully diluted), which are traded on the TSX under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman Vice President, Investor Relations (416) 368-9932 x 401	Kingsdale Shareholder Services Inc. North American Toll-Free: 1-866-851-3214 Outside North America: (416) 867-2272

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this News Release are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to the Offer; fluctuations in the value of the consideration; integration issues; the effect of the Offer on the market price of Alamos Shares; the exercise of dissent rights in connection with a compulsory acquisition or subsequent acquisition transaction; the liquidity of the Aurizon Shares; risks associated with Aurizon becoming a subsidiary of Alamos; differences in Aurizon shareholder interests; the reliability of the information regarding Aurizon; change of control provisions; risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of Alamos Shares on the New York Stock Exchange; the effect of the Offer on non-Canadian shareholders; and risks related to the on-going business of Alamos, including risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The information in this News Release concerning Aurizon and Aurizon’s assets and projects is based on publicly available information and has not been independently verified by Alamos.

3 | ALAMOS GOLD INC